Name change

Reid & Company 02 MAR 19 AM 8:20

Barristers & Solicitors

Suite 1040 Guinness Tower
1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

Telephone: (604) 687-5267
Facsimile: (604) 687-5872

David R. Reid Law Corporation

02015975

Reply attention of Donna L. Ornstein
Direct Line: (604) 687-1080
Our File No.: 951043

March 8, 2002

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs:

**RE: Manele Bay Ventures Inc. (formerly T & E Theatre.com Inc.) (the "Company")
Exemption No. 82-1764**

We are solicitors for T & E Theatre.com Inc. which was issued exemption number 82-1764 pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We advise that effective February 28, 2002 T & E Theatre.com Inc. changed its name to "Manele Bay Ventures Inc." by way of Certificate and Articles of Amendment filed with Industry Canada. Accordingly, please update your records to change the name of the Company to Manele Bay Ventures Inc.

We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

REID & COMPANY

Per: Donna L Ornstein

Donna L. Ornstein,
Legal Assistant

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

P dlw 3/22

DLO/mlg
Enclosures

Exemption No. 82-1764

March 7, 2002

MANELE BAY VENTURES INC.

Rule 12(g)3-2(b)(1)(i)

INDEX

1. Material filed with the Director under the Canada Business Corporations Act (“CDA”)

(a)	Incorporation, Amalgamation and Continuance Documents		
	(i)	CDA	Not Applicable
(b)	Annual Reports		
	(i)	CDA	Not Applicable
(c)	Notices Filed with CDA		
	(i)	CDA	Not Applicable
(d)	Articles of Amendment		
	(i)	CDA	Certificate and Articles of Amendment dated February 28, 2002 regarding change of name to “Manele Bay Ventures Inc.”

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the “Securities Commissions”) under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder and National Policy No. 41

(a)	Annual Report (including annual audited financial statements and auditor’s report thereon)	Not Applicable
(b)	Annual Information Form	Not Applicable
(c)	Quarterly Interim Financial Statements	Not Applicable
(d)	News Releases	February 26, 2002

(e)	Form 53-901F, Material Change Report	February 28, 2002
(f)	Notice of Meeting Date and Record Date of Annual Meeting ("AGM") or Special Meeting ("EGM")	Not Applicable
(g)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	February 5, 2002
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the Canadian Venture Exchange ("CDNX") (as required by its rules and policies, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder, the securities laws and regulations and National Policy No. 41.**

(a)	CDNX Filing Statement	Not Applicable
(b)	Form 53-901F Material Change Report	February 28, 2002
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable

(e)	News Releases	February 26, 2002
(f)	Annual Information Form	Not Applicable
(g)	Prospectus	Not Applicable
(h)	Amendment to Prospectus	Not Applicable
(i)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(j)	Takeover Bid Circular	Not Applicable
(k)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(l)	Issuer Bid Circular	Not Applicable
(m)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(n)	Notice of Intention to Sell by a Control Person	Not Applicable
(o)	Notice of Dividends	Not Applicable
(p)	Notice of Proposed Private Placement – CDNX Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	January 31, 2002
(q)	Notice of Proposed Minor or Major Transaction – CDNX Form 5C, Transaction Summary Form	Not Applicable
(r)	Notice of Grant Stock Options – CDNX Forms 4K, Summary Form – Incentive Stock Options, and 4L, Declaration of Incentive Stock Options	Not Applicable

4. Materials distributed to security holders (as required by the CDA and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the CDNX)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Quarterly Interim Financial Statements	Not Applicable
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Industry Canada Industrie Canada

02 MAR 19 AM 8:41

Certificate of Amendment

Certificat de modification

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

Manele Bay Ventures Inc.

368719-8

Name of corporation-Dénomination de la société

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

☐ a) under section 13 of the *Canada Business Corporations Act* in accordance with the attached notice; / a) en vertu de l'article 13 de la *Loi canadienne sur les sociétés par actions*, conformément à l'avis ci-joint;

☐ b) under section 27 of the *Canada Business Corporations Act* as set out in the attached articles of amendment designating a series of shares; / b) en vertu de l'article 27 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;

☑ c) under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment; / c) en vertu de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;

☐ d) under section 191 of the *Canada Business Corporations Act* as set out in the attached articles of reorganization; / d) en vertu de l'article 191 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

Director - Directeur

February 28, 2002 / le 28 février 2002

Date of Amendment - Date de modification

Canada

Consumer and
Corporate Affairs Canada

Canada Business Corporations Act

FORM 4
ARTICLES OF AMENDMENT
(SECTION 27 OR 177)

1 — Name of Corporation	2 — Corporation No.
T & E Theatre.com Inc.	**368719-8**

3 — The articles of the above-named corporation are amended as follows:

(a) The name of the Corporation is changed to "Manele Bay Ventures Inc.";

(b) The Corporation consolidate all of its common shares without par value issued and outstanding as of February 12, 2002 every three common shares without par value being consolidated into one common share without par value;

(c) No fractional common share of the Corporation shall be issued in connection with the consolidation and in the event that on the foresaid date, any registered shareholder is the registered holder of a number of common shares not divisible by three, then in such event, the number of post-consolidated common shares held by such shareholders shall be rounded down to the nearest whole number and the fractional share shall be eliminated;

(d) The number of common shares that the Corporation is authorized to issue is not amended and the Corporation continues to be authorized to issue an unlimited number of common shares without par value.

Date	Signature	Description of Office
FEBRUARY 12, 2002	[signature]	PRESIDENT
		FOR DEPARTMENTAL USE ONLY Filed FEB FEV. 27 2002

7530-21-936 (01-93) 46

T & E THEATRE.COM INC.
Suite #197
800 – 15355 24th Avenue
Surrey, BC V4A 2H9

PRESS RELEASE

T & E ANNOUNCES COMPLETION OF NAME CHANGE, SHARE CONSOLIDATION AND PRIVATE PLACEMENT

Vancouver, British Columbia: February 26th, 2002

T & E Theatre.com Inc. (CDNX:TE) today announced the completion of two important steps in furtherance of the re-activation of the Company.

At a Special General meeting held February 8, 2002, the shareholders of the Company approved the previously announced, three for one share consolidation and change of the Company's name to "Manele Bay Ventures Inc." Regulatory approval has been obtained and the consolidated shares of Manele Bay Ventures Inc. will commence trading on the CDNX under the trading symbol "MBA" on Thursday February 28th, 2002.

Earlier this month the Company also completed the previously announced private placement of 1,400,000 pre-consolidation units which generated proceeds of CDN$70,000. The securities have a hold period until February 3, 2003.

Management is actively investigating new business opportunities for the Company as well as additional sources of working capital financing.

For more information contact Cameron White at 1-604-216-8400 or tecom@telus.net.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the accuracy or the adequacy of this press release.

BC FORM 53-901F
(formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING."

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Manele Bay Ventures Inc.
(formerly T & E Theatre.com Inc.)
Suite #197
800 – 15355 24th Avenue
Surrey, B.C.
V4A 2H9

Item 2. Date of Material Change

State the date of the material change:

February 28, 2002

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act:

February 26, 2002, Vancouver, B.C.

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Company has completed a share capital reorganization consisting of the consolidation of its issued and outstanding shares on the basis of one new share for each three old shares, and to a change of its name to Manele Bay Ventures Inc.

Item 5. <u>Full Description of Material Change</u>

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation:

The Company announced that, as a further step in its plans to effect a reactivation to meet the listing requirements of the Canadian Venture Exchange, it has completed a share capital reorganization consisting of the consolidation of its issued and outstanding shares on the basis of one new share for each three old shares, and a change of its name to Manele Bay Ventures Inc. There are 2,051,069 shares issued and outstanding upon completion of the share consolidation.

The Company also announced that the previously announced private placement of 1,400,000 pre-consolidation units to raise $70,000 had been completed.

The Company is actively exploring new business opportunities, as well as seeking further working capital financing.

Item 6. <u>Reliance on Section 85(2) of the Act</u>

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85(3) of the Act and Part 3.4 of the SEDAR Filer Manual.

N/A

Item 7. Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85(3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169(4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting."

N/A

Item 8. Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Cameron White, President - 604-216-8400

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Surrey, B.C., the 28th day of February, 2002.

"Cameron White"
(signature)

Cameron White
(name of senior officer - please print)

This is the form required under section 139 of the Securities Rules and, if applicable, by an order issued under section 76 of the Securities Act.

BC FORM 45-902F
(Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. **Name, address and telephone number of the issuer of the security distributed.**

   T & E Theatre.com Inc.
   Suite #197, 800 – 15355 24th Avenue
   Surrey, BC V4A 2H9
   Phone: (604) 216-8400

2. **State whether the Issuer is or is not an exchange issuer (ie. listed on the Canadian Venture Exchange Inc., but not listed or quoted on any other stock exchange or trading or quotation system in Canada).**

   Yes

3. **Describe the type of security and the aggregate number distributed.**

   1,400,000 Units, each Unit consisting of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one common share for a term of 12 months at $0.10.

4. **Date of the distribution(s) of the security.**

   February 1, 2002

5. **Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.**

   Section 128(h) of the Securities Rules and Section 74(2)(9) of the *Securities Act*

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Cam White 12791 Beckett Road Surrey, BC V4A 2W9	200,000	$0.05	$10,000	S. 74(2)(9)
Ken Stroud 1105 – 1003 Pacific Street Vancouver, BC V6E 4P2	200,000	$0.05	$10,000	S. 74(2)(9)
Stephen Cheikes 4497 Marine Drive West Vancouver, BC V7W 2N8	200,000	$0.05	$10,000	S. 74(2)(9)
Denise White 12791 Beckett Road Surrey, BC V4A 2W9	200,000	$0.05	$10,000	S. 128(h)
Tim Gamble 400 – 700 West Pender Street Vancouver, BC V6C 1C1	400,000	$0.05	$20,000	S. 128(h)
Plantation Capital Corporation #22,1201 Lamey's Mill Road Vancouver, B. C. V6H 2S8	200,000	$0.05	$10,000	S. 128(h)

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

$ 70,000

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $))	Price Per Share (Canadian $)	Name of Purchaser
N/A			

9. **If the distribution of the security was under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.**

N/A

10. **If the distribution of the security was under section 128(h) of the Rules, state:**

(a) **the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and**

None

(b) **the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.**

$ 40,000

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, B.C., this 5th **day of** February **, 2002.**

T & E Theatre.com Inc.
Name of Issuer ***(please print)***

Per: ______________________
Signature of authorized signatory

W.D. Cameron White, President
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR THE *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is BC Form 45-903F1 for an individual purchaser and BC Form 45-903F2 for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a

copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97, as amended. Cheques should be made payable to the "*British Columbia Securities Commission*".

FORM 4B

PRIVATE PLACEMENT SUMMARY FORM

To be provided at the final filing stage. Please complete the following:

Re: T & E Theatre.com Inc. (the "Issuer").

Trading Symbol: TE .

Date: January 31, 2002 .

Date of Exchange Conditional Acceptance: ______________ .

Total Number and Type of Security: 1,400,000 units, each unit consisting of one common share and one common share purchase warrant exercisable for one year .

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase price per Security (CDN$)	Prospectus Exemption	Present Direct & Indirect Holdings in the Issuer	Payment Date**	*Insider=Y ProGroup=P Not Applicable=N/A
Cam White (RRSP account) 12791 Beckett Rd. Surrey, BC V4A 2W9	200,000	$0.05	S. 74(2)(9)	153,026	January 25, 2002	Y
Ken Stroud (RRSP account) 1105 – 1003 Pacific St. Vancouver, BC V6E 4P2	200,000	$0.05	S. 74(2)(9)	NIL	January 28, 2002	Y
Stephen Cheikes (RRSP account) 4497 Marine Drive West Vancouver, BC V7W 2N8	200,000	$0.05	S. 74(2)(9)	362,350	January 31, 2002	Y
Denise White (RRSP account) 12791 Beckett Rd. Surrey, B.C. V4A 2W9	200,000	$0.05	S. 128(h)	69,400	January 28, 2002	N/A

Tim Gamble (RRSP account) 400 – 700 West Pender St. Vancouver, BC V6C 1C1	400,000	$0.05	S. 128(h)	176,130	January 28, 2002	N/A
Plantation Capital Corporation #22, 1201 Lamey's Mill Road Vancouver, BC V6H 2S8 (Wholly owned by Tim Gamble)	200,000	$0.05	S. 128 (h)	31,000	January 23, 2002	N/A

*If the placee is an Insider prior to closing or will be an Insider post-closing, please indicate with a "Y".

**Has each placee advanced payment to the Issuer or have the placement funds been placed in trust pending receipt of all necessary approvals?

YES __X__ NO ______

If NO, please explain: ____

1. Each purchaser has been advised of the applicable Securities Law and Exchange hold period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period.

2. Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders, and provide the date on which shareholder approval has been or will be obtained for the transaction.

FORM 4C

PRIVATE PLACEMENT
DECLARATION OF CERTIFIED FILING

Re: T & E Theatre.com Inc. (the "Issuer").

Trading Symbol: TE .

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Summary Form attached hereto (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with Policy 4.1 – Private Placements, in effect as of the date of this Declaration or any deviations are disclosed in the Notice previously filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed; and

d) any changes to the terms of this Private Placement since the conditional acceptance of the Notice have been disclosed in an attachment to this Declaration.

Dated January 31, 2002 .

W.D. Cameron White
Name of Director or Senior Officer

Signature

President
Official Capacity